LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

GABAR PRODUCTS LLC

(a Delaware Limited Liability Company)

Operating Agreement
of Gabar Products, LLC

This Limited Liability Company Agreement (collectively with all schedules and exhibits hereto, as amended and/or restated from time to time, this "Agreement") is made as of November 25, 2020, by and among the persons whose names and addresses are listed on the Schedule of Members attached hereto as Exhibit A (the “Schedule of Members”).

A. The Certificate of Formation (the "Certificate of Formation") for Gabar Products LLC (the "Company"), a limited liability company under the laws of the State of Delaware (“Delaware Law”), was filed on March 9, 2020, with the Delaware Secretary of State.

B. The Members desire to adopt and approve a limited liability company agreement for the Company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq) (the "Act").

NOW, THEREFORE, the Members by this Agreement set forth the limited liability company agreement for the Company upon the terms and subject to the condition of this Agreement.

ARTICLE I **ORGANIZATIONAL MATTERS**

1.1 **Name.**

The name of the Company shall be "Gabar Products LLC." The Company may conduct business under that name or any other name approved by the Voting Members (as defined below).

1.2 **Term.**

The term of the Company commenced as of the date of the filling of the Certificate of Formation and, shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

1.3 **Office and Agent.**

A. The Company shall continuously maintain an office and registered agent in the State of Delaware as required by the Act. The registered office of the Company shall be the office of the Company’s registered agent or such other office (which need not be a place of business of the Company) as the Members may designate from time to time. The registered agent shall be as stated in the Certificate of Formation or as otherwise determined by the Members.

B. The Company’s principal office from which the operations of the Company are conducted and its records stored, shall be designated by the Voting Members and may be changed from time-to-time in their discretion.

1.4 **Business of the Company.**

The Company may transact or engage in any business that may be conducted in limited liability company form and engage in such other activities relating or incidental to such business as are reasonable in the opinion of the Voting Members to further such business.

1.5 **No State-Law Partnership.**

The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent

with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member of the Company shall be a partner or joint venture of any other Member of the Company, for any purposes other than as set forth in the first sentence of this Section 1.5.

ARTICLE II **CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS AND PERCENTAGE INTERESTS**

2.1 **Capital Contributions.**

A. The initial Members shall make a contribution to the capital of the Company as shown on Exhibit A attached hereto, with the Members holding the number of Voting and Non-Voting Membership Units (as defined below) set forth on that Exhibit A. Additional contributions to the capital of the Company shall be made only with the unanimous consent of the Voting Members. Except as provided in this Agreement, no Member may withdraw his or her capital contribution.

B. No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any capital contribution by or to any other Member.

2.2 **Capital Accounts.**

A. The Company shall establish an individual capital account ("Capital Account") for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv). The Company shall determine and maintain each Capital Account. Upon a valid transfer of a Member's units in the Company ("Membership Units"), such Member's Capital Account shall carry over to the new owner to the extent such Capital Account relates to the Membership Units transferred. Each Member's Capital Account shall be determined and maintained throughout the term of the Company in accordance with the requirements of Section 704(b) of the Internal Revenue Code of 1986, as amended from time to time, and the applicable Treasury Regulations thereunder.

B. The Company shall revalue the Capital Accounts of the Members in accordance with Treasury Regulation section 1.704-1(b)(2)(iv)(f) at the following times: (a) immediately prior to the contribution of more than a de minimis amount of money or other property to the Company by a new or existing Member as consideration for an interest in the Company; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (c) the liquidation of the Company within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(g); and (d) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of being a Member; provided, however, that adjustments pursuant to clauses (a), (b) and (d) need not be made if the Tax Representative reasonably determines that such adjustments are not necessary or appropriate to reflect the relative economic interests of the Members.

2.3 **No Interest.**

The Company shall not pay any interest on capital contributions.

2.4 **Percentage Interests.**

The percentage interest of Membership Units held by each Member in the Company (the "Percentage Interest") shall be equal to the quotient, expressed as a percentage, obtained by dividing (a) the total number of Membership Units held by such Member by (b) the total number of Membership Units held by all the Members. A Member's Percentage Interest shall be set forth opposite the Member's name on Exhibit A attached hereto. If additional Members are admitted to the Company or any other transaction or change in circumstance causes a change in the Members' Percentage Interests, Exhibit A shall be appropriately amended to reflect the then Percentage Interests of the Members.

ARTICLE III **MEMBERS**

3.1 **Classes of Units.**

The Membership Units of the Company shall consist of two classes: Class A Voting Membership Units and Class B Non-Voting Membership Units. Each class shall be identical in all respects, except that the non-voting units shall carry no right to participate in the management of the Company and no right to vote on any matter presented to the Members for their vote or approval. Each Voting Member shall be entitled to one (1) vote per Class A Membership Unit. The Members holding the Class A Voting Membership Units are collectively referred to herein as the "Voting Members." The Members holding the Class B Non-Voting Membership Units are collectively referred to herein as the "Non-Voting Members."

3.2 **Admission of Additional Members.**

Additional Members may only be admitted with the unanimous approval of the existing Voting Members. Additional Members will participate in the "Net Profit," "Net Loss" (as such terms are defined in Section 5.1), and distributions of the Company on such terms as are determined by the Voting Members. Exhibit A shall be amended upon the admission of an additional Member to set forth such Member's name and capital contribution. In order for a new Member to be admitted as a Member, the new Member must enter into this Agreement or a joinder to this Agreement.

3.3 **Withdrawals or Resignations.**

No Member may withdraw, retire or resign from the Company except as provided for in this Agreement.

3.4 **Payments to Members.**

The Company shall reimburse the Members and their Affiliates (as defined herein) to the extent approved by the Voting Members for (i) organizational expenses (including, without limitation, legal and accounting fees and costs) incurred on behalf of the Company, including but not limited to the preparation of the Certificate of Formation and this Agreement, and (ii) the actual cost of goods and materials used by the Company.

3.5 **Power of Attorney.**

Each Non-Voting Member hereby irrevocably designates the Voting Members, including their successors in interest, as such Non-Voting Member's true and lawful attorney in such Member's name, place and stead to execute and acknowledge: (i) any certificate or other instrument required to be filed by the Company; and (ii) any and all documents appropriate or necessary in connection with the continuation, termination or dissolution of the Company. The creation of the foregoing power of attorney is coupled with an interest and is irrevocable.

3.6 **No Personal Liability.**

No Member will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member.

3.7 **Certification of Units.**

(a) The Company may, as the Voting Members may determine, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) In the event that the Company shall issue certificates representing Units then in addition to any other legend required by Delaware Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY OPERATING AGREEMENT BY ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY OPERATING AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV **MANAGEMENT AND CONTROL OF THE COMPANY**

4.1 **Management.**

(a) In entering into this Agreement, the intent of each Member is that the Voting Members shall have the control of and management over the affairs of the Company as set forth in this Agreement. The holders of the Class B Non-Voting Membership Units (except to the extent that such holders also hold Class A Voting Membership Units) shall have no authority, as Non-Voting Members, to conduct or control the Company's business except as expressly provided herein, and shall have no authority to bind the Company in any way.

(b) It is the intent of the Members that the Members and Officers (as defined below) work collectively and flexibly to achieve the Company's business and objectives irrespective of any specific title or responsibility.

4.2 **Approval of Actions.**

Subject to any contrary provision herein requiring approval by a different Percentage Interest, the Company shall not enter into any commitment, without the unanimous written approval of the Voting Members to:

(i) Amend, modify or waive any provisions of the Certificate of Formation or this Agreement, in whole or in part; provided, however, that (i) the Secretary may amend Exhibit A following any new issuance, redemption, repurchase or transfer of Membership Units in accordance with this Agreement; and, (ii) a majority of the Percentage Interest of the Voting Members, exclusive of any Former Members (as defined in Section 7.1) may amend this Agreement as provided in Section 7.4.

(ii) Issue additional Membership Units, equity securities, or other securities or, except in connection with a transfer of Membership Units that complies with this Agreement, admit additional Members to the Company;

(iii) Incur any indebtedness, pledge or grant liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any other person in excess of $25,000 in a single transaction or series of related transactions, or in excess of $50,000 in the aggregate at any time outstanding;

(iv) Make any loan or advance to or a capital contribution or investment in, any individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity (referred to as "Person"), in excess of $50,000;

(v) Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, sale of stock or acquisition of assets) by the Company of any assets and/or equity interests of any person, other than in the ordinary course of business consistent with past practice;

(vi) Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any assets or equity interests, other than sales of inventory in the ordinary course of business consistent with past practice;

(vii) Convert from a limited liability company to a corporation or change tax status;

(viii) Enter into a new line of business;

(ix) Settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability with a value in excess of $50,000 or agree to the provision of any equitable relief by the Company; or

(x) Dissolve, wind up or liquidate the Company or initiate a bankruptcy or state insolvency or receivership proceeding involving the Company.

4.3 **Devotion of Time.**

Each Voting Member shall devote whatever time or effort as she or he deems appropriate for the furtherance of the Company's business. The Voting Members shall not be entitled to compensation as Voting Members for managing the Company's business, but shall be reimbursed by the Company for all reasonable expenses incurred by them in their performance of acts on behalf of the Company.

4.4 **Competing Activities.**

The Non-Voting Members and their agents, trustees, beneficial interest holders and other related parties (which shall generally be referred to as "Affiliates") may engage or invest in any activity, including those that might be in direct or indirect competition with the

Company. The Voting Members, and their Affiliates, may not engage or invest in any activity that is in direct or indirect competition with the Company. Competition is defined as any business or activity involving the selling of fine fragrances and/or cosmetic products that have a connection to south-east Asia, unless otherwise consented to by the Voting Members in writing. Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived therefrom. No Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member shall have the right to hold any investment opportunity for his or her own account or to recommend such opportunity to persons other than the Company. The Members acknowledge that certain Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Member's time. Each Member hereby waives any and all rights and claims which he or she may otherwise have against other Members and their Affiliates as a result of any of such activities.

4.5 **Transactions Between the Company and the Members.**

Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them or if Voting Members holding a majority of the Class A Voting Membership Units held by the Members having no interest in such transaction (other than their interests as Members) approve the transaction in writing.

4.6 **Meetings of the Members.**

(a) Calling Meetings. Either Voting Member may call a meeting of the Members.

(b) Notice. Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than two (2) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place as the Member(s) calling the meeting may designate in the notice for such meeting.

(c) Participation. Any Voting Member may vote in a meeting of the Members by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Vote by Proxy. On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of electronic transmission, including facsimile and email ("Electronic Transmission"), or as otherwise permitted by Delaware Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; provided, however, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) Conduct of Business. The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members provided that the Members were notified of the meeting in accordance with the terms of this Agreement. Attendance of a Member at any meeting shall constitute a

waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Quorum. A quorum of any meeting of the Voting Members shall require the presence of all the Voting Members. No action at any meeting may be taken by the Members unless the appropriate quorum is present.

(g) Action Without Meeting. Any matter that is to be voted on, consented to or approved by Voting Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by Electronic Transmission, unanimously by the Voting Members. A record shall be maintained by a Manager of each such action taken by written consent of a Member or Members.

4.7 **Officers.**

(a) Appointment of Officers.

Upon their unanimous consent, the Voting Members may appoint officers of the Company (the "Officers") at any time. The Officers may be, but are not required to be, Members of the Company. The Officers of the Company may include, but are not limited to, a Chief Executive Officer ("CEO"), Chief Operating Officer & Global Director ("COO"), Secretary, and Chief Financial Officer. The Officers shall serve at the pleasure of the Voting Members, subject to all rights, if any, of an Officer under any contract of employment. Any individual may hold any number of offices. No Officer need be a resident of the State of Delaware or citizen of the United States. The Officers shall exercise such powers and perform such duties as specified in this Agreement and as shall be determined from time to time by the Voting Members. Each Officer so appointed shall serve until his or her death, incapacity, resignation or removal. The actions of any Officer taken in accordance with the provisions of this Agreement shall bind the Company.

(b) Removal, Resignation and Filling of Vacancy of Officers.

Subject to the rights, if any, of an Officer under a contract of employment, any Officer may be removed, either with or without cause, by the Voting Members at any time.

Any Officer may resign at any time by giving written notice to the Voting Members; provided however, if an Officer, who is also a Voting Member, resigns, subject to the terms of any applicable contract of employment, the remaining Officers that are also Voting Members may purchase the Membership Units of the resigning Officer in accordance with the provisions and procedures set forth in Sections 7.2 - 7.6. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

(c) Compensation of Officers.

Unless otherwise provided in a contract of employment, if applicable, the Officers shall not be entitled to any compensation for services as Officers of the Company. Upon the unanimous consent of the Voting Members, the Officers may be paid a salary, or other form of compensation, as the Voting Members may determine.

(d) Duties and Powers of the Chief Executive Officer.

The CEO shall be the chief executive officer of the Company, and shall, subject to the control of the Voting Members, have general and active management of the business of the Company and shall see that all orders and resolutions of the Voting Members are carried into effect. She or he shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation, and shall have such other powers and duties as may be prescribed by the Voting Members or this Agreement.

The CEO shall execute leases, financing statements, and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Voting Members to some other Officer or agent of the Company.

(e) Duties and Powers of Chief Operating Officer & Global Director.

The COO shall, in the absence or incapacity of the CEO, perform the duties and exercise the powers of the CEO and shall perform such other duties and have such other powers as the Voting Members by resolution may from time to time prescribe.

(f) Duties and Powers of Secretary.

The Secretary shall attend all meetings of the Members, and shall record all the proceedings of the meetings in a book to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the Members and shall perform such other duties as may be prescribed by the Voting Members. The Secretary shall have custody of the seal, if any, and the Secretary shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by her or his signature. The Voting Members may give general authority to any other Officer to affix the seal of the Company, if any, and to attest the affixing by her or his signature.

The Secretary shall keep and maintain, or cause to be kept and maintained, a register, or a duplicate register, showing the names of all Members and their addresses, their Membership Units, the number and date of any certificates issued for the same, as applicable, and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall also keep all documents relating to the ownership and operation of the Company and such documents as may be required under the Act. The Secretary shall perform such other duties and have such other authority as may be prescribed elsewhere in this Agreement or from time to time by the Voting Members. The Secretary shall have the general duties, powers and responsibilities of a secretary of a corporation.

(g) Duties and Powers of Chief Financial Officer.

The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, and Membership Units. The books of account shall at all reasonable times be open to inspection by any Member.

The Chief Financial Officer shall have the custody of the funds and securities of the Company, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company, and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Voting Members.

The Chief Financial Officer shall disburse the funds of the Company as may be ordered by the Voting Members, taking proper vouchers for such disbursements, and shall render to the

CEO and the Members, at their regular meetings, or when Voting Members so require, at a meeting of the Members, an account of all her or his transactions as treasurer and of the financial condition of the Company.

The Chief Financial Officer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in this Agreement or from time to time by the Voting Members. The Chief Financial Officer shall have the general duties, powers and responsibility of a Chief Financial Officer of a corporation, and shall be the chief financial and accounting officer of the Company.

(h) Acts of Officers as Conclusive Evidence of Authority.

Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by an Officer of the Company, is not invalidated as to the Company by any lack of authority of the signing Officers in the absence of actual knowledge on the part of the other person that the signing Officers had no authority to execute the same.

(i) Signing Authority of Officers.

Subject to any restrictions imposed by the Voting Members or as otherwise set forth in this Agreement, any Officer, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company and to sign contracts and obligations on behalf of the Company.

(j) Initial Officers.

Without limiting the foregoing provisions regarding the appointment of Officers, and without limiting the ability of the Voting Members to appoint or remove Officers, the following shall apply with respect to the initial Officers of the Company, who shall, absent action by the Voting Members, serve as stated below without having to be specifically appointed by action of the Voting Members:

Phway Su Aye shall serve as the initial Chief Executive Officer and Chief Financial Officer of the Company.

Su Zar Wai Hnin shall serve as the initial Chief Operating Officer and Global Director and Secretary of the Company.

For purposes of this Agreement, "incapacity" shall be established by the written opinion of two licensed treating physicians not related by blood or marriage to any Member or officer, trustee of a Member, or controlling or managing person of a Member. A formal adjudication of incompetence by a court shall not be required.

4.8 **Advisors and Employees.**

Upon the unanimous consent of the Voting Members, the Company may (i) engage advisors, consultants and/or employees, including Officers, to perform certain functions and services and (ii) issue such advisors, consultants and/or employees either class of Membership Units as consideration for their services. If the Company does engage such advisors, consultants and/or employees but declines to issue Membership Units to such party, a Voting Member may transfer a portion of her or his Membership Units to such party in conformity with the terms and conditions of this Agreement, which among other requirements, means that the Voting Members must unanimously agree to such transfer. If any advisors, consultants and/or employees are issued, or otherwise have transferred to them, any Membership Units, such new Member must enter into this Agreement or a joinder to this Agreement.

4.9 **Confidentiality.**

(a) Each Member acknowledges that during the term of this Agreement, she or he will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). No Member shall, directly or indirectly, disclose to a third party or use for personal, commercial or proprietary advantage or profit, either during her or his association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in Section 4.9(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 4.9(a) as if a Member; or (vii) to any potential permitted Transferee (as defined in Section 6.1) in connection with a proposed Transfer (as defined in Section 6.1) of Membership Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 4.9(a) as if a Member; provided, however, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 4.9(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a nonconfidential basis from a source other than the Company, any other Member or any of their respective representatives; provided, however, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.

ARTICLE V. **ALLOCATIONS OF NET PROFIT AND NET LOSS AND DISTRIBUTIONS**

5.1 **Definitions.**

When used in this Agreement, the following terms shall have the meanings set forth below:

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company Minimum Gain" shall have the meaning ascribed to the term "Partnership Minimum Gain" in the Treasury Regulations Section 1.704-2(d).

"Member Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Deductions" shall mean items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt.

"Net Profit" and "Net Loss" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for that period, determined under Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code will be included in taxable income or loss), with the following adjustments: (a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss will be added to such taxable income or loss; (b) Any expenditures of the Company described in Section 705(a)(2)(b) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss will be subtracted from such taxable income or loss; (c) Compensation to any Member for services to the Company will be treated either as payroll or as "guaranteed payments" pursuant to Section 707(c) of the Code and will be deducted in calculating Net Profit and Net Loss; and (d) If Capital Accounts of Members have been adjusted pursuant to an event described in Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5), gain or loss resulting from any disposition of assets (whether for sale of a single asset or all of the Company's assets) will be computed by reference to the most recent value of those assets used in adjusting Capital Accounts pursuant to such event, rather than the adjusted tax basis of those assets.

"Nonrecourse Liability" shall have the meaning set forth in Treasury Regulations Section 1.752-1(a)(2).

"Treasury Regulations" shall mean the final or temporary regulations that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

5.2 **Allocations of Net Profit and Net Loss.**

(a) Net Loss.

Net Loss shall be allocated to the Members as follows:

i. First, in an amount equal to the Net Profit previously allocated to the Members pursuant to Section 5.2(b); and

ii. Thereafter, in an amount equal to each such Member's Capital Contributions, pro rata, in proportion to such Members' respective Capital Contributions;

iii. Notwithstanding the previous sentence, loss allocations to a Member shall be made only to the extent that such loss allocations will not create a deficit Capital Account balance for that Member in excess of an amount, if any, equal to such Member's share of the Company Minimum Gain. Any Net Loss not allocated to a Member because of the foregoing provision shall be allocated to the other Members (to the extent the other Members are not limited in respect of the allocation of losses under this Section 5.2(a)(iii); and

iv To the extent any Net Loss cannot be allocated without violating the provisions of Section 5.2(a)(iii), such Net Loss shall be allocated to the Members in proportion to their Percentage Interests.

(b) Net Profit.

Net Profit shall be allocated:

i. First, to the Members in the amount of any Net Loss previously allocated to the Members pursuant to Section 5.2(a), in the reverse order in which such Net Loss was allocated; and

ii. Thereafter, to the Members in proportion to their Percentage Interests.

5.3 **Regulatory Allocations.**

Notwithstanding Section 5.2:

(a) Minimum Gain Chargeback.

If there is a net decrease in Company Minimum Gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(2). Allocations pursuant to this Section A. shall be made in proportion to the amounts required to be allocated to each Member under this Section (a). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section (a) is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt.

If there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt, during any fiscal year, each member who has a share of the Company Minimum Gain attributable to such Member Nonrecourse Debt (which share shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to that portion of such Member's share of the net decrease in Company Minimum Gain attributable to such Member Nonrecourse Debt that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt (which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)). Allocations pursuant to this Section B. shall be made in proportion to the amounts required to be allocated to each Member under this Section (b). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section (b) is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions.

Any nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be allocated to the Members in proportion to their Percentage Interests.

(d) Member Nonrecourse Deductions.

Those items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt for any fiscal year or other period shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable in accordance with Treasury Regulations Section 1.704-2(i).

(e) Qualified Income Offset.

If a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of Company income and gain shall be allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this Section (e) shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article V. so that the net amount of any item so allocated and the income, gain and losses allocated to each Member pursuant to this Section (e) to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article V if such unexpected adjustments, allocations or distributions had not occurred.

(f) Curative Allocations.

The allocations under Section 5.3 (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 5.3. Therefore, notwithstanding any other provision this Article V. (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner the Members holding a majority of the Class A Voting Membership Units determine appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 5.2, taking into account future Regulatory Allocations under Section 5.3 that are likely to offset other Regulatory Allocations previously made. Notwithstanding any provision of this Agreement to the contrary, Members holding a majority of the outstanding Class A Voting Membership Units shall be authorized to make, in their sole discretion, appropriate amendments to the allocation of items pursuant to this Agreement (i) in order to comply with Section 704(c) of the code or applicable Regulations, (ii) to properly allocate items of income, gain, loss, deduction and credit to those Members who bear the economic burden or benefit associated therewith, (iii) to otherwise cause the Members to achieve the economic objectives underlying this Agreement (as reasonably determined by the Members holding a majority of the outstanding Class A Voting Membership Units), or (iv) to account for any changes after the date of this Agreement in applicable tax law, regulations or interpretations, or any errors, ambiguities, inconsistencies or omissions in this Agreement with respect to allocations to be made to Capital Accounts that would, individually or in the

aggregate, cause the Members not to achieve in any material respect, the economic objectives underlying this Agreement.

5.4 **Tax Allocations.**

All items of income, gain, loss or deduction of the Company shall be allocated among the Members for federal income tax purposes in a manner consistent with the allocation of the corresponding items to the Members under Sections 5.2 and 5.3, and all credits of the Company shall be allocated among the Members for federal income tax purposes in accordance with their Percentage Interests. Notwithstanding the foregoing, to the extent required by Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, deduction and credit with respect to any property shall, solely for tax purposes (and not for purposes of maintaining the Capital Accounts hereunder), be allocated among the Members so as to take account of any variation between the adjusted basis of such property for federal income tax purposes and its fair market value, as reasonably determined by Members holding a majority of the Class A Voting Membership Units. Any elections or other decisions relating to such allocation shall be made by the Tax Representative as determined by Members holding a majority of the Class A Voting Membership Units.

5.5 **Distribution of Assets by the Company.**

Subject to applicable law and any limitations contained elsewhere in this Agreement, upon the unanimous consent of the Voting Members, the Company may from time to time make distributions to the Members. Distributions shall be first to the Members in proportion to their unreturned capital contributions until each Member has recovered his or her capital contributions, and then to the Members in proportion to their Membership Units.

5.6 **Tax Withholding.**

The Company is authorized (i) to withhold from distributions or other payments to a Member any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local tax law and any amounts for which a Member is liable pursuant to Section 8.3(b) and (ii) to pay over any such amounts to the applicable federal, state or local taxing authority to the extent required by applicable law. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to Section 5.5 (Section 9.3, or any other provision entitling a Member to receive distributions in redemption of such Member's Units, as applicable) for all purposes of this Agreement.

ARTICLE VI **TRANSFER AND ASSIGNMENT OF UNITS**

6.1 **Transfer and Assignment of Units.**

(a) When used in this Agreement, the term "Transfer" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Units. "Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a person who makes or receives a Transfer, respectively.

(b) No Member shall be entitled to Transfer all or any part of her or his Membership Units except (i) with the unanimous consent of the Voting Members, which approval may be given or withheld in the sole discretion of the Voting Members, and (ii) in accordance

with all the terms and provisions of this Agreement and any applicable laws, rules and regulations.

6.2 **Substitution of Members.**

A transferee of Membership Units shall have the right to become a substituted Member only if (i) consent of the Voting Members is given as provided for herein, (ii) such person executes an instrument satisfactory to the Voting Members accepting and adopting the terms and provisions of this Agreement, (iii) such person pays any reasonable expenses in connection with his or her admission as a new Member and (iv) none of the terms or conditions of this Agreement have been violated. The admission of a substitute Member shall not release the Member who assigned the Membership Units from any liability that such Member may otherwise have to the Company.

6.3 **Transfers in Violation of this Agreement.**

Any Transfer or attempted Transfer of any Membership Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Units for all purposes of this Agreement.

6.4 **Requirements Regarding the Transfer of Membership Units.**

(a) Notwithstanding any other provision herein to the contrary, each Member agrees that it will not Transfer all or any portion of its Membership Units in the Company, and the Company agrees that it shall not issue any Membership Units:

(i) except as permitted under the Securities Act of 1933 (the "Securities Act") and other applicable federal or state securities or blue sky laws, and then, with respect to a transfer of Membership Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Law;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended;

(vi) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company; or

(vii) if such Transfer or issuance would violate and laws, rules or regulations.

(b) For the avoidance of doubt, any Transfer of a Membership Units permitted by this Agreement shall be deemed a sale, transfer, assignment or other disposal of such Membership Units in its entirety as intended by the parties to such Transfer, and shall not be

deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits of the Membership Units unless otherwise explicitly agreed to by the parties to such Transfer.

6.5 Permitted Transfers.

Notwithstanding any other provision in this Agreement to the contrary, any Member, that is an individual, may Transfer all or any portion of her or his Membership Units to any of the following (each, a "Permitted Transferee" and, any such Transfer to a Permitted Transferee, a "Permitted Transfer"): (i) a trust under which the distribution of Membership Units may be made only to such Member; (ii) a charitable remainder trust, the income from which will be paid to such Member during his or her life; or (iii) a corporation, partnership or limited liability company, the shareholders, partners or members of which are only such Member.

6.6 Right of First Refusal.

In the event that the Voting Members approve the Transfer of any Membership Units held by a Member, the transferring Member may sell all or a portion of her, or his Membership Units (the "Interest") to any person or entity who is not a Member or a permitted transferee (a "Third Party"), subject, however, to the prior right of first refusal ("ROFR") of the other Members (the "Other Members") to purchase such Interest on the terms and conditions and in the manner specified herein.

(a) **Third-Party Offers to Purchase an Interest**. If a Member receives a *bona fide* written offer (an "Offer") from a Third Party to purchase all or a portion of an Interest (and regardless of whether such Offer is solicited or unsolicited), and the Member determines to sell all or a portion of the Interest to such Third Party, the Member (a "Selling Member") must deliver a written notice (a "ROFR Offer Notice") to the Company and to each of the Other Members prior to any approved Transfer. The ROFR Offer Notice must (1) offer the Divestment Percentage (as defined below) to the Other Members under the Offered Terms (as defined below) and (2) specify (i) the identity of the Third Party, (ii) the Selling Member's good-faith intention to sell all or a portion of the Interest, (iii) the specific percentage of the Interest that the Selling Member intends to sell to such Third Party in respect of the Offer (the "Divestment Percentage"), (iv) the proposed consideration for the Divestment Percentage, and (v) all other material terms and conditions of the proposed sale and purchase transaction (items (iii)-(v) collectively, the "Offered Terms"). A ROFR Offer Notice shall (i) be accompanied by the letter of intent or similar document from the Third Party evidencing the Offer, and (ii) constitute an irrevocable and binding offer by the Selling Member to sell the Divestment Percentage to the Other Members in accordance with the ROFR Offer Notice and the Offered Terms.

(b) **Acceptance Period**. Within a period of 30 days after receipt of the ROFR Offer Notice (the "Acceptance Period"), any Other Member may agree or decline to accept the Offered Terms to purchase the Divestment Percentage in accordance with this Section 6.6. An acceptance to purchase the Divestment Percentage must be for the entire Divestment Percentage and not a portion of it.

(c) **Expiration**. If no Other Member has delivered a Purchase Request to the Selling Member by the expiration of the ROFR Option Period, the Selling Member may then sell her or his Divestment Percentage consistent with the Proposed Terms to any Third Parties.

(d) **Closing**. The closing of the sale of each accepted ROFR Offer Notice will occur no later than 60 days after expiration of the Acceptance Period.

6.7 **Transfer to Family Member**.

Upon the unanimous consent of the Voting Members, a Member may Transfer her or his Membership Units to such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons.

ARTICLE VII **CONSEQUENCES OF DISSOLUTION EVENTS AND TERMINATION OF MEMBERSHIP UNITS**

7.1 **Dissolution Event.**

(a) Upon the occurrence of the death, incapacity, divorce or bankruptcy of any Voting Member ("Dissolution Event"), the Company shall dissolve unless all of the remaining Members ("Remaining Members") consent within ninety (90) days of the Dissolution Event to the continuation of the business of the Company. If the Remaining Members so consent, the Company and/or the Remaining Members shall have the right to purchase, and if such right is exercised, the Member (or his or her legal representative) whose actions or conduct resulted in the Dissolution Event ("Former Member") shall be required to sell all or a portion of the Former Member's Membership Units ("Former Member's Units") as provided herein. Incapacity is defined as a Voting Member's inability to perform her or his duties and responsibilities hereunder for a cumulative period of 90 days. In the event of the death or incapacity of a Former Member, the Former Member's personal representative, executor, administrator or descendant, as applicable, shall have all the rights of the Former Member for the purpose of managing or settling the Former Member's duties and obligations set forth herein.

(b) Each of the Voting Members agrees to keep the other Voting Members informed of any event, development or occurrence that involves (or may involve) Section 7.1(a). Further, upon a Dissolution Event, the Remaining Members agree to fully discuss the Company's ongoing business operations and factors impacting the Remaining Members decision on continuing the business of the Company and their determination of whether to purchase the Membership Units of the Former Member. The a Former Member may make proposals for the consideration of the Remaining Members, which may be accepted or rejected in the discretion of the Remaining Members.

7.2 **Purchase Price.**

The purchase price for the Former Member's Units shall be the fair market value of the Former Member's Units as determined by an independent appraiser jointly selected by the Former Member and by Remaining Members holding a majority of the remaining Class A Voting Membership Units. The Company and the Former Member shall each pay one-half of the cost of the appraisal. Notwithstanding the foregoing, if the Dissolution Event results from a breach of this Agreement by the Former Member, the purchase price shall be reduced by an amount equal to the damages suffered by the Company or the Remaining Members as a result of such breach.

7.3 **Notice of Intent to Purchase.**

Within thirty (30) days after the fair market value of the Former Member's Units has been determined in accordance with Section 7.2, each Remaining Member shall notify all of the Members in writing of her or his desire to purchase all or a portion of the Former Member's Units. The failure of any Remaining Member to submit a notice within the applicable period shall constitute an election on the part of the Remaining Member not to purchase the Former Member's Units.

7.4 **Election to Purchase Less Than All of the Former Member's Units.**

If the Remaining Members elect to purchase less than all of the Former Member's Units, the balance of the Former Member's Units not sold to the Remaining Members shall remain with the Former Member; provided however, the Remaining Members can, at the discretion of the Remaining Members, condition an election to purchase less than all of the Former Member's Units, and accordingly permit the Former Member to retain some portion of Membership Units, upon such Former Member's consent to amend this Agreement so that references to "unanimous consent" of the Voting Members are replaced with "a majority of the Percentage Interests of the Voting Members," or such comparable language as the context may require. The Former Member shall sign and deliver such an amendment to this Agreement in conjunction with the closing set forth in Section 7.6. A Former Member shall have no rights as a Member, or have any rights under this Agreement, if the Former Member has not signed any required amendment to this Agreement as set forth herein.

7.5 **Payment of Purchase Price.**

The Remaining Members shall pay at the closing one-fifth (1/5) of the purchase price and the balance of the purchase price shall be paid in four equal annual principal installments, and be payable each year on the anniversary date of the closing. The unpaid principal balance shall accrue interest at the current applicable federal rate as provided in the Code for the month in which the initial payment is made, but the Remaining Members shall have the right to prepay in full or in part any time without penalty. The obligation of any Remaining Member to pay the balance due shall be evidenced by a promissory note executed by the purchasing Remaining Member. Such promissory note shall be in an original principal amount equal to the amount owed by the purchasing Remaining Member. The promissory note shall be secured by a pledge of that portion of the Former Member's Units purchased by such Remaining Member.

7.6 **Closing of Purchase of Former Member's Units.**

The closing for sale of a Former Member's Units pursuant to this Article VII shall be held at 10:00 a.m. at the principal office of Company no later than sixty (60) days after the determination of the purchase price, except that if the closing date falls on a Saturday, Sunday, or Delaware legal holiday, then the closing shall be held on the next succeeding business day. At the closing, the Former Member shall deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrance) conveying the Former Member's Units. The Former Member, the Company and the Remaining Members shall do all things and execute and deliver all papers as may be reasonably necessary fully to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

ARTICLE VIII **ACCOUNTING, RECORDS, REPORTING BY MEMBERS**

8.1 **Books and Records.**

The books and records of the Company shall be kept with the accounting methods followed for federal income tax purposes. The Secretary of the Company shall maintain all of the following:

A. A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, Capital Account, Membership Units and Percentage Interests of each Member;

B. A copy of the Certificate of Formation and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed;

C. Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

D. A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

E. Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years; and

F. The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) fiscal years.

8.2 **Reports.**

The Company shall cause to be filed, in accordance with Delaware Law, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations necessary for the completion of the Members' federal, state and local income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year (i) such information as is necessary to complete the Member' federal and state income tax returns and (ii) a copy of the Company's federal, state, and local income tax or information returns for the year.

8.3 **Tax Matters for the Company.**

(a) The Members holding a majority of the Class A Voting Membership Units shall designate a "Tax Representative," who shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code. If any state or local tax law provides for a partnership representative or person having similar rights, powers, authority or obligations (including as a tax matters partner), the Tax Representative shall also serve in such capacity. The Tax Representative may resign at any time, subject to the provisions of Treasury Regulations Section 301-6223-1. If a Tax Representative ceases to serve as such for any reason, the Company itself will automatically and immediately become the new (acting) Tax Representative until Members holding a majority of the Class A Voting Membership Units appoint a new Tax Representative. The Tax Representative shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a partnership representative to the extent provided in the Code and the Treasury Regulations, and the Members hereby agree to be bound by any actions taken by the Tax Representative in such capacity; provided, that the Tax Representative shall not (i) settle any material tax claim or (ii) make an election under Section 6221(b) or 6226, in each case, without the consent of Members holding a majority of the Class A Voting Membership Units.

(b) Each Member agrees to indemnify the Company to the extent of such Member's share of any imputed underpayment (or similar amount under local or state law) promptly upon written notice of the Company. The initial Tax Representative shall be Phway Aye. Each Member agrees to provide promptly and to update as necessary at any times requested by the Tax Representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Representative deems necessary in connection with any matter of the Company relating to taxation. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with an election by the Company under Section 6221(b) or 6226 of the Code, or an audit or a final

adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest). The provisions of this Section 8.3 shall survive the termination of this Agreement.

ARTICLE IX **DISSOLUTION AND WINDING UP**

9.1 **Conditions of Dissolution.**

The Company shall dissolve upon the occurrence of any of the following events:

A. Upon the happening of any event of dissolution specified in the Certificate of Formation;

B. Upon the entry of a decree of judicial dissolution under Section 18-802 of the Act;

C. Upon the unanimous vote of the Voting Members;

D. The occurrence of a Dissolution Event and the failure of the Remaining Members to consent in accordance with Section 7.1 to continue the business of the Company within ninety (90) days after the occurrence of such event; or

E. The sale of all or substantially all of the assets of the Company.

9.2 **Winding Up**.

Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all of its known creditors.

9.3 **Order of Payment of Liabilities Upon Dissolution.**

After determining that all known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive Capital Account balances, after taking into account allocations of Net Profit and Net Loss for the Company's taxable year during which liquidation occurs.

9.4 **Limitations on Payments Made in Dissolution.**

Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits against any other Member except as provided in Article X.

9.5 **Certificate of Cancellation.**

Upon the completion of the winding up of the Company's affairs, the Company shall file a Certificate of Cancellation with the Delaware Secretary of State.

ARTICLE X **INDEMNIFICATION AND EXCULPATION**

10.1 **Indemnification.**

The Company shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each Member and each of his, her or its affiliates, employees, representatives or agents (each an "Indemnified Party") against any losses, claims, damages or liabilities to which such Indemnified Party may become subject in connection with any matter arising out of or incidental to any act performed or omitted to be performed by any such Indemnified Party in connection with this Agreement or the Company's business or affairs; provided, however, that such act or omission was not attributable in whole or in part to such

Indemnified Party's fraud, willful misconduct or gross negligence. If an Indemnified Party becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, the Company shall reimburse such Indemnified Party for its reasonable legal and other reasonable out-of-pocket expenses (including the cost of any investigation and defense preparation) as they are incurred in connection therewith, provided that such Indemnified Party shall promptly repay to the Company the amount of any such reimbursed expenses paid to it if it shall ultimately be determined that such Indemnified Party was not entitled to be indemnified by the Company in connection with such action, proceeding or investigation. If for any reason (other than the fraud, willful misconduct or gross negligence by such Indemnified Party) the foregoing indemnification is unavailable to such Indemnified Party, or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and such Indemnified Party on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations. Any indemnity under this Section 10.1 shall be paid solely out of and to the extent of Company assets and shall not be a personal obligation of any Member and in no event will any Member be required or permitted to contribute additional capital to enable the Company to satisfy any obligation under this Section 10.1.

10.2 **Exculpation.**

Notwithstanding any contrary provision of the Delaware Act, no Member shall be liable to the Company or to any other Member for monetary damages for any losses, claims, damages or liabilities arising from any act or omission performed or omitted by her or him arising out of or in connection with this Agreement or the Company's business or affairs; provided, however, such act or omission was not attributable in whole or in part to such Member's fraud, willful misconduct or gross negligence.

ARTICLE XI **INVESTMENT REPRESENTATIONS**

By execution and delivery of this Agreement or some form of a joinder to this Agreement, as applicable, each of the Members, whether admitted as of the date hereof or at later date, represents and warrants to the Company and acknowledges that:

(a) The Membership Units: (i) have not been registered under the Securities Act or the securities laws of any other jurisdiction; and (ii) are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless: (1) they are subsequently registered or exempted from registration under the Securities Act; and (2) the provisions of this Agreement have been complied with;

(b) Such Member's Membership Units are being acquired for its own account solely for investment and not with a view to resale or distribute thereof;

(c) Such Member has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company, and such Member acknowledges that it has been provided adequate access to the personnel, properties, premises and records of the Company for such purpose;

(d) The determination of such Member to acquire Membership Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries that may have been made or given by any other Member or by any agent or employee of any other Member;

(e) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(f) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(g) The execution, delivery and performance of this Agreement: (i) have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained; and (ii) do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound;

(h) This Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity);

(i) Neither the issuance of any Membership Units to any Member nor any provision contained herein will entitle the Member to remain in the employment of the Company or affect the right of the Company to terminate the Member's employment at any time for any reason, other than as otherwise provided in such Member's employment agreement, as applicable, or other similar agreement with the Company, if applicable; and

(j) None of the foregoing shall replace, diminish or otherwise adversely affect any Member's representations and warranties made by it in any agreement with the Company.

ARTICLE XII **MISCELLANEOUS**

12.1 **Counsel to the Company.**

Counsel to the Company may also be counsel to any Member or any Affiliate of a Member. The Voting Members may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the Delaware Lawyers' Rules of Professional Conduct or similar rules in any other jurisdiction ("Rules"). Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to a Member.

12.2 **Complete Agreement.**

This Agreement and the Certificate of Formation constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and

therein, and shall replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Certificate of Formation conflicts with any provision of this Agreement, the Certificate of Formation shall control.

12.3 **Binding Effect.**

Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

12.4 **Interpretation.**

All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

12.5 **Jurisdiction.**

Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in Delaware in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over him or her may be effected by service of process by registered or certified mail addressed as provided in Section 12.8 of this Agreement, and that when so made shall be as if served upon him or her personally within the State of Delaware.

12.6 **Mediation and Arbitration.**

Except as otherwise provided in this Agreement, any controversy between the Members arising out of this Agreement or regarding the operations of the Company shall be initially submitted to mediation for resolution. The cost of mediation shall be borne equally by the parties to the mediation. If mediation is unsuccessful, the parties shall submit the dispute to arbitration. If the Company's principal office is in the United Kingdom, the dispute shall be submitted to the London Court of International Arbitration and if the principal office is in the United States, to the American Arbitration Association in the State of Delaware. The costs of mediation and arbitration, including any administrative fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.

12.7 **Severability.**

If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

12.8 **Notices.**

Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include email) and will be deemed to have been given and received when delivered to the address or email address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days' prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given.

12.9 **Amendments.**

All amendments to this Agreement will be in writing and require the unanimous approval of the Voting Members except as otherwise set forth herein.

12.10 **Multiple Counterparts.**

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

12.11 **Attorney Fees.**

In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate allowed by law. For the purposes of this Section: (a) attorney fees shall include, without limitation, fees incurred in the following: (1) post-judgment motions; (2) contempt proceedings; (3) garnishment, levy, and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation and (b) prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

12.12 **Remedies Cumulative.**

The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

12.13 **Consent of Spouse.**

Within thirty (30) days after any individual becomes a Member or a Member marries, such Member shall have his or her spouse execute a consent substantially in the form attached to this Agreement as Exhibit B.

INTENDING TO BE BOUND, all of the Members of Gabar Products LLC, a Delaware limited liability company, have executed this Agreement, effective as of the date written above.

MEMBERS

By: ______________________
Phway Su Aye

By: ______________________
Su Zar Wai Hnin

EXHIBIT A

CAPITAL CONTRIBUTION AND ADDRESSES OF MEMBERS AS OF OCTOBER 1, 2020

Class A Voting Membership Units

Member's Name	Member's Address	Member's Capital Contribution	Member's Membership Units	Member's Percentage Interest
Phway Su Aye	[redacted]	$82,200 (including $6,000 in services rendered)	1,200	60%
Su Zar Wai Hnin	[redacted]	$54,800	800	40%

Class B Non-Voting Membership Units

None

EXHIBIT B

CONSENT OF SPOUSE

SPOUSAL CONSENT AND ACKNOWLEDGMENT

The undersigned spouse of [name] ("Owner") hereby acknowledges that the Membership Units of Owner in Gabar Products LLC (the "Company") is the community property of Owner and that all of the undersigned's right or claim whatsoever in the Membership Units including, but not limited to, capital, profits, losses and distributions, is subject to the terms and conditions of the Limited Liability Company Agreement of Gabar Products LLC (the "Limited Liability Company Agreement").

In the event the undersigned shall subsequently acquire any right, title, interest or claim in or to the Membership Units by means of a transfer as described in the Limited Liability Company Agreement, the undersigned consents to and agrees to be bound by the restrictions, option rights and all other terms and provisions of the Limited Liability Company Agreement.

Dated:

By: ______________________

Name:

State of [name of state])

County of [name of county]) ss.:

On this [date], before me [name], Notary Public, personally appeared [name], personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her authorized capacity, and that by his/her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Witness my hand and official seal.

____

Notary Public